MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

August 8, 2011

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

Re:                             Protective Life Insurance Company

Protective Variable Annuity Separate Account

Post-Effective Amendment No. 6 to the

Registration Statement on Form N-4

File Nos. 333-153041 and 811-8108 (ProtectiveRewards Elite)

Dear Mr. Ruckman:

On June 17, 2011, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.  On behalf of the Company and the Separate Account, we are responding to the comments on this filing that the Commission staff provided by telephone to Elisabeth Bentzinger on August 2, 2011.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.              General

a.                                       Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract or whether the Company will be primarily responsible for paying out on any guarantees associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the ProtectiveRewards Elite contract.  The Company will be primarily responsible for paying out on any guarantees associated with these contracts.

b.                                      Comment:  The Staff notes that the date of effectiveness of the above-referenced filing is September 1, 2011, yet changes noted throughout the prospectus are effective as of August 15, 2011.  Please address this discrepancy.

Response: The Company has revised the prospectus to replace August 15, 2011 dates with September 1, 2011 dates.  In this response letter, we have also revised references to August 15, 2011 with September 1, 2011 dates.

2.              Fee Table

a.                                       Comment:  Please remove the premium tax charge from the fee table and instead include it in the narrative preceding the table.

Response: Form N-4 does not prohibit the premium tax charge from being provided in the fee table, and the Company believes that it is more meaningful to contract owners to have the charge in the table.  Accordingly, the Company respectfully declines to remove the fee from the table.

b.                                      Comment:  With respect to the monthly death benefit fees, please clarify that the death benefits and associated fees are optional.

Response: The Company believes that it would be confusing to label any death benefit as optional, as for certain of the Replicate Filings referenced in the Company’s template request dated June 24, 2011, the Return of Purchase Payments Death Benefit is only optional for contracts issued before December 1, 2008, and while the Maximum Anniversary Value Death Benefit is optional for all contracts, to call this death benefit optional would imply that the Return of Purchase Payments Death Benefit is not.  The Company believes that Footnote 2 to the fee table adequately describes each death benefit and associated fee for all contracts.

3.              Expense Examples

a.                                       Comment:  Please revise the presentation and/or numbering of the examples; the narrative states that there are two examples but the description of those examples do not line up with the heading of the actual examples.

Response: The Company has revised the numbering of the expense examples to be consistent with the narrative preceding the examples.

b.                                      Comment:  The expense examples reflect examples as of September 1, 2011.  Please confirm supplementally that reflecting expenses as of September 1, 2011 produces the most expensive possible combination of charges.  If a combination of expenses that were in effect at a prior time reflects a higher combination of charges, please use that combination of charges.

Response:  The expense examples reflect variable contract charges as of September 1, 2011; as indicated in the table, these charges are higher than variable contract charges prior to that date.  The expense examples also reflect the Protective Income Manager rider, which has a higher maximum fee than any of the versions of the SecurePay rider, and which has a current fee equal to the most expensive version of the SecurePay rider (the riders are mutually exclusive and cannot be elected together).  As for the death benefit fee, because the Protective Income Manager rider is reflected, the Return of Purchase Payments Death Benefit is assumed (the Maximum Anniversary Value Death Benefit is not available with this rider); however, the narrative explains that under certain circumstances, the SecurePay rider with the SecurePay R72 Benefit and the Maximum Anniversary Value Death Benefit may be more expensive, depending on the current rider charge, the oldest Owner’s age, and/or the Net Amount at Risk.

4.              Summary

Comment:  Please revise the prospectus summary titled “Is there a death benefit?” to indicate that upon selection of the Maximum Anniversary Value Death Benefit on or after September 1, 2011, only the CoverPay fee is available.

Response: The Company has revised the prospectus summary to note that only the CoverPay fee is available with the Maximum Anniversary Value Death Benefit.

5.              The Fixed Account

Comment: Please note that due to certain limitations on making transfers from the Fixed Account, it may take several years for a contract owner to transfer funds out of the Fixed Account, and contract owners should carefully consider whether the Fixed Account meets their investment criteria.

Response:  The Company has revised the Fixed Account discussion to caution contract owners that it may take several years to transfer Contract Value out of the Fixed Account, and contract owners should carefully consider whether the Fixed Account meets their investment needs.

6.              The Maximum Anniversary Value Death Benefit

Comment: The prospectus states that the Company will determine an anniversary value for each Contract Anniversary occurring before the owner’s 80th birthday.  Please clarify whether that means for purposes of the second paragraph on page 43 that the Company will stop considering anniversary values after the owner turns 80.

Response: The Company has revised the prospectus on page 43 to clarify that the anniversary values are no longer calculated once the owner reaches age 80.

7.              Protective Income Manager Rider

a.                                       Comment:  Please explain supplementally if the changes to the Protective Income Manager rider as reflected in the above-referenced filing are intended to change the function of the rider or merely to provide clarification.  More specifically, if the changes are substantive change, please clarify supplementally whether these changes are applicable to all contract owners who have already purchased the rider, and if so, please explain supplementally the legal basis for changing the option as it applies to those people.

Response:  This filing is intended to make substantive changes to the determination of the payment factors for riders issued on and after September 1, 2011.  The Company has revised the applicable sections of the prospectus to clarify these changes for both sets of riders.

b.                                      Comment:  With respect to the example set forth in the reset of the Minimum Optimal Withdrawal Amount on page 69, please provide include a parenthetical demonstrating how the $6,850 amount in the example is derived (e.g., indicate the assumed Contract Value and payment factor).

Response:  The Company has included a parenthetical in the example set forth in the reset of the Minimum Optimal Withdrawal Amount to explain how the amount of $6,850 was derived. However, the Company changed the amount to $6,852 in order to provide a cleaner example ($6,852 = 0.05152 x $133,000).

c.                                       Comment:  In the prior version of the rider, annuitization did not occur until the Maximum Annuity Commencement Date.  In this version of the rider, once the Contract Value is reduced to zero an Annuity Commencement Date is set.  Please discuss supplementally the impact on the contract owner, if any, of setting the Annuity Commencement Date to the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero.

Response:  This aspect of the operation of the rider has not changed.  The language you reference is clarification that once the Contract Value is reduced to zero, Protective Income Manager payments continue as an annuity, for federal income tax purposes.

d.                                      Comment:  In several places throughout the rider discussion it is stated that the rider terminates on the Annuity Commencement Date.  However, the section titled “Reduction of Contract Value to Zero” seems to imply that the rider remains in effect until the Maximum Annuity Commencement Date is reached.  Please clarify.

Response:  We have revised the prospectus to clarify this apparent inconsistency.

5

8.              Appendices

Comment:  Please confirm supplementally whether the payment factors in the table in Appendix J have changed from the prior version of the filing.

Response:  The Company has revised Appendix J of the prospectus to also include the payment factor table applicable for riders purchased before September 1, 2011.  The payment factors have not changed, although the manner in which the factor is calculated depends upon when the rider was purchased.

*     *     *     *     *

If you have any questions or would like to discuss our revisions, please let me know.  The Company acknowledges that, with respect to the above-referenced filing:

•                                          Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                                          the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:                                 Elisabeth Bentzinger, Esq.

Sutherland Asbill & Brennan

6

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee	$35	(1)

	Contracts Issued On or After 9/1/11	Contracts Issued Before 9/1/11
Variable Account Annual Expenses (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	1.50%	1.35%
Administration Charge	0.15%	0.15%
Total Variable Account Annual Expenses (without death benefit fee)	1.65%	1.50%

Monthly Maximum Anniversary Value Death Benefit Fee(2)

CoverPay Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Day, beginning on the 1st Monthly Anniversary Day)

0.20%

—or—

ValuPay Fee(3) (Not available for Contracts issued on or after September 1, 2011.) (annual dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the 13th Monthly Anniversary Day)

Maximum: (age 95 or more)	$227.28 ($18.94 per month)
Fee at age 56	$6.00 ($0.50 per month)
Minimum: (age 50 or less)	$3.00 ($0.25 per month)

Optional Guaranteed Lifetime Withdrawal Benefits(4)

Monthly SecurePay Fee(5) (as an annualized percentage of the Benefit Base(6) on each Monthly Anniversary Day, beginning with the 1st Monthly Anniversary Day following election of the rider)

SecurePay riders issued on or after September 1, 2011:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.60%
Purchase of SecurePay rider under RightTime® option	0.95%	0.70%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	1.00%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.10%

SecurePay riders issued on or after May 1, 2010 and before September 1, 2011:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTime® option	0.95%	0.60%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	0.95%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.05%

SecurePay riders issued on or after May 1, 2009 and before May 1, 2010:(7)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTime® option	0.95%	0.60%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	0.90%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.00%

SecurePay riders issued before May 1, 2009:(7)

	Maximum	Current(8)
SecurePay rider	0.95%	0.70%
SecurePay rider with SecurePay R72 Benefit	1.40%	0.90%
SecurePay rider with SecurePay GMAB	1.30%	0.85%
SecurePay rider with SecurePay R72 Benefit and SecurePay GMAB	1.70%	1.05%

Monthly Protective Income Manager Fee(9) (as an annualized percentage of Contract Value(10), beginning with the 1st Monthly Anniversary Day following election of the rider)

	Maximum	Current
Purchase of the Protective Income Manager rider at time of Contract Purchase	2.00%	1.00%
Purchase of the Protective Income Manager rider under Right Time® option	2.20%	1.10%

(1)                               We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $100,000 or more ($50,000 or more for Contracts issued before September 1, 2011.) (See “Charges and Deductions.”)

(2)                               There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. If you purchased your Contract before September 1, 2011, you elected either the CoverPay Fee or the ValuPay Fee if you purchased the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider.

(3)                               The ValuPay fee, only available on Contracts issued before September 1, 2011, is based on the Net Amount at Risk and the oldest Owner’s age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See “Charges and Deductions, ValuPay Fee.”)

(4)                               You may not purchase both the SecurePay rider and the Protective Income Manager rider.

(5)                               If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee and your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 Benefit, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. However, you will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values See “SecurePay with RightTime® Option” in this prospectus. If you purchased a SecurePay rider before May 1, 2009 and you purchased the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB), you also will not be permitted to “step-up” the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination if you elect not to pay the increase in your SecurePay Fee (please note that you will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional “step-ups” of the GMAB Guaranteed Amounts and/or repurchase the SecurePay GMAB following its termination). See Appendix F: The SecurePay GMAB (Not Available On or After May 1, 2009).

(6)                               The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. On the Rider Effective Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see “SecurePay with RightTime® option” in this prospectus.

(7)                               Effective May 1, 2009, the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB) is no longer available for purchase with the SecurePay rider, even if you purchased your Contract prior to May 1, 2009 and you purchase the rider on or after May 1, 2009 by exercising the RightTime® option. For information on the SecurePay GMAB, please see Appendix F: The SecurePay GMAB (Not Available On or After May 1, 2009).

(8)                               The current SecurePay Fee may be lower for certain Owners who elected not to pay an increase in the fee that became effective on February 16, 2009.

(9)                               The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011. If we increase the Protective Income Manager Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager Fee, and your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries (meaning your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase). You will continue to be assessed your current Protective Income Manager Fee. See “Protective Income Manager with RightTime® Option” in this prospectus.

(10)                        The Protective Income Manager fee is a percentage of the greatest of: (a) the Contract Value on the fee calculation date; (b) the Contract Value on the later of the Rider Effective Date or the most recent Reset Date and, (c) if the rider is purchased on the Contract Effective Date, the sum of all Purchase Payments made within the first 120 days following the Contract Effective Date (this does not apply to fee calculations occurring during the 120-day period).

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2010. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.35%	-	1.68	%*

*                 The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Charges as of September 1, 2011, and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the Protective Income Manager rider under the RightTime® option at the maximum and current charges. The second example assumes that you have not purchased the SecurePay rider or the Protective Income Manager rider. The examples assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. Please note that while election of the Protective Income Manager rider with the Return of Purchase Payments Death Benefit is assumed in the first example, under certain circumstances, the SecurePay rider with the SecurePay R72 Benefit and the Maximum Anniversary Value Death Benefit may be more expensive, depending on the current rider charge, the oldest Owner’s age, and/or the Net Amount at Risk. The examples do not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

(1)   If you purchased the Protective Income Manager rider:

If you surrender the Contract at the end of the applicable time period:

(a)   With Protective Income Manager rider selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,209	2,269	2,892	5,697
Minimum Fund Expenses	1,091	1,927	2,310	4,654

(b)   With Protective Income Manager rider selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,106	1,970	2,383	4,782
Minimum Fund Expenses	988	1,624	1,790	3,701

If you annuitized* or remain invested in the Contract at the end of the applicable time period:

(a)   With Protective Income Manager rider selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	585	1,745	2,892	5,697
Minimum Fund Expenses	459	1,382	2,310	4,654

(b)   With Protective Income Manager rider selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	475	1,428	2,383	4,782
Minimum Fund Expenses	349	1,060	1,790	3,701

(2)   If you have not purchased either the SecurePay rider or Protective Income Manager rider:

If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,004	1,671	1,872	3,856
Minimum Fund Expenses	884	1,313	1,244	2,635

If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	366	1,111	1,872	3,856
Minimum Fund Expenses	238	730	1,244	2,635

*                 You may not annuitize your Contract within 3 years after we accept a Purchase Payment. For more information, see “ANNUITY PAYMENTS, Annuity Commencement Date, Changing the Annuity Commencement Date.” Neither the death benefit fee nor the Protective Income Manager rider fee apply after the Annuity Commencement Date.

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

Is there a death benefit?

If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner’s death. (See “Death Benefit.”) The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Effective Date of the Contract. If you chose the optional Maximum Anniversary Value Death Benefit before September 1, 2011, you indicated at that time the basis on which you wanted the Maximum Anniversary Value Death Benefit fee to be assessed and may not change this selection. For Contracts purchased on or after September 1, 2011, the Maximum Anniversary Value Death Benefit is only available with the CoverPay fee. See “Charges and Deductions, Death Benefit Fee.”

If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See “Protective Income Manager With RightTime® Option.”)

The Guaranteed Account consists of the Fixed Account and the DCA Fixed Accounts. The Fixed Account and certain DCA Fixed Accounts may not be available in all states. Further, we may not always offer the Fixed Account or the DCA Fixed Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Fixed Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Fixed Accounts are available in your Contract.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Fixed Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

Our General Account.

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Fixed Account.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Fixed Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, the SecurePay rider or the Protective Income Manager rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (GAAP).

Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this prospectus). In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account.

You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. If you elect the SecurePay rider or the Protective Income Manager rider, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. (See “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”) Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See “Transfers.”)

The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

The adjustment for each partial surrender since the relevant Contract Anniversary is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of the surrender in the same proportion that the amount surrendered, including any associated surrender charges, reduces the Contract Value. If the value of the Maximum Anniversary Value Death Benefit is greater than the Contract Value at the time of the partial surrender, the downward adjustment to the death benefit will be larger than the amount surrendered.

The Maximum Anniversary Value Death Benefit will equal the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each partial surrender; or (3) the greatest anniversary value attained prior to the older Owner’s 80th birthday; provided however, that the Maximum Anniversary Value Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each partial surrender in item (2) is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of surrender in the same proportion that the amount surrendered, including any associated surrender charges, reduces the Contract Value. If the Contract Value is lower than the Maximum Anniversary Value Death Benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. See Appendix A for an example of the calculation of the Maximum Anniversary Value Death Benefit.

It is possible that, at the time of an Owner’s death, the Maximum Anniversary Value Death Benefit will be no greater than the Return of Purchase Payments Death Benefit. You should consult a qualified financial advisor to carefully consider this possibility and the cost of the Maximum Anniversary Value Death Benefit before you decide whether the Maximum Anniversary Value Death Benefit is right for you.

Suspension of Maximum Anniversary Value Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period. During the one-year suspension period, we will continue to calculate the Maximum Anniversary Value Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our administrative office. This means if death occurs after the one-year period has ended, we will include the Contract Value on the Contract Anniversary occurring during the one-year suspension as well as Purchase Payments received and partial surrenders made during the one-year suspension when calculating the Maximum Anniversary Value Death Benefit.

Death Benefit Fee.

We assess a fee for the Maximum Anniversary Value Death Benefit. If you select this death benefit, you must pay a fee (“the CoverPay® Fee”) based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See “Charges and Deductions, Death Benefit Fee.”) It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a partial surrender from the Contract. (See “Federal Tax Matters.”)

Contracts issued before September 1, 2011 had the option of electing either the CoverPay® Fee or the ValuPay® Fee. See Appendix L for more information regarding the ValuPay® Fee.

GUARANTEED LIFETIME WITHDRAWAL BENEFITS

If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge two optional guaranteed lifetime withdrawal benefit riders — the SecurePay rider and the Protective Income Manager rider. Under these riders, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

There are differences between these riders in the features and guarantees they provide. For example, the riders provide different methods in calculating the amount that may be withdrawn each year, identify different transactions that may impact this calculation or that may terminate the rider, and impose different fees. In addition, the purchase of one rider will impact the availability of the other, as you may not purchase both the SecurePay rider and the Protective Income Manager rider. And, if you purchase one rider and it later terminates, you may not then purchase the other

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•                  The initial Benefit Base will be equal to the Contract Value as of the new Rider Effective Date.

•                  We will impose the current SecurePay Fee in effect on the new Rider Effective Date.

If you have selected the SecurePay R72 Benefit with your new SecurePay rider, then when we calculate the AWA under the new SecurePay rider, we will base the Maximum Withdrawal Percentage on the age of the Owner (the younger Owner in the case of two Owners), as of the new rider’s Benefit Election Date.

Please note you may only purchase a new SecurePay rider with the SecurePay R72 Benefit if this benefit was available on the date that you purchased the Contract.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. The SecurePay rider’s provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the SecurePay rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. However, as described above in “Death Benefit-Continuation of the Contract by a Surviving Spouse,” DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the SecurePay rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the SecurePay rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the SecurePay rider benefit.

In addition, the SecurePay rider allows the surviving spouse of a deceased owner who continues the underlying Contract and becomes the new owner to purchase a new rider if the benefit is being offered at that time. This right is only available to an individual who was the spouse of the deceased owner within the meaning of DOMA.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase the SecurePay rider before consulting legal and financial advisors, and carefully evaluating whether the SecurePay rider is suitable for her or his needs.

Other Tax Matters. For a discussion of other tax consequences specific to the SecurePay rider, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Guaranteed Lifetime Withdrawal Benefits and QUALIFIED RETIREMENT PLANS, Guaranteed Lifetime Withdrawal Benefits.

PROTECTIVE INCOME MANAGER (patent pending) WITH RightTime® OPTION

The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011.

In general, the Protective Income Manager rider guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to poor market performance. Protective Income Manager is specifically designed for you to withdraw all your Contract Value systematically over a particular period of time. If you purchased your Protective Income Manager rider on or after May 1, 2011 but before September 1, 2011, the rider is designed to distribute your Contract Value by the Contract’s Maximum Annuity Date, which is the (older) Covered Person’s 95th birthday. If you purchased your Protective Income Manager rider on or after September 1, 2011, the rider is designed to distribute your Contract Value by the (younger) Covered Person’s 95th birthday. Under both versions of the rider, the annual payments may vary from year to year until the Annuity Date, at which time fixed payments begin and will continue for as long as any Covered Person lives.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the

•                  The automatic purchase payment plan and partial automatic withdrawal plan are not available if you purchase the Protective Income Manager rider. If you select the Protective Income Manager rider under our RightTime® Option, on the Rider Effective Date we will cancel any existing automatic purchase payment plan or partial automatic withdrawal plan that you have established.

•                  The Protective Income Manager rider may not be available in all states, and we may otherwise limit its availability.

The ways to purchase the Protective Income Manager rider, conditions for continuation of the benefit, process for beginning Protective Income Manager Withdrawals, and the manner in which your Optimal Withdrawal Amount is calculated are discussed below.

You should not purchase the Protective Income Manager rider if:

•                  you expect to take Excess Withdrawals because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit (see “Excess Withdrawals”);

•                  you are primarily interested in maximizing the Contract’s potential for long-term accumulation rather than systematically withdrawing all of your Contract Value over time;

•                  it is important for you to leave a death benefit for your heirs;

•                  there is a significant age disparity between the two Covered Persons; or

•                  you do not expect to take Protective Income Manager Withdrawals (especially before the age of 95).

Appendix I demonstrates the operation of the Protective Income Manager rider using hypothetical examples. You should review Appendix I and consult your sales representative to discuss whether the Protective Income Manager rider suits your needs.

Purchasing Protective Income Manager

You may purchase the Contract and the Protective Income Manager rider if your initial Purchase Payment is at least $25,000. If your initial Purchase Payment is funded, in whole or in part, by the exchange of another annuity contract or contracts, the aggregate value of your Purchase Payments within the first 120 days following the Contract Effective Date must be equal to or greater than $25,000. If the total of your Purchase Payments is less than $25,000 at the end of the Valuation Period on the 120th day following the Contract Effective Date, we will terminate Protective Income Manager and credit to your account all Protective Income Manager fees previously deducted from your Contract Value. In addition, if we terminate your Protective Income Manager, any withdrawals that you took under Protective Income Manager during the initial 120 day period will be treated as Contract withdrawals.

If the rider is still available for sale, you may instead exercise the RightTime® option to add it to your Contract any time before the Annuity Commencement Date so long as your Contract Value on the Rider Effective Date is at least $25,000 and you meet the age requirements. If you purchase the rider under the RightTime® option, the rider will be subject to the terms and conditions of the Protective Income Manager rider in effect at the time it is issued.

A Covered Person must be the Annuitant under the Contract. In addition, the Covered Person (or both Covered Persons) must be a living person between ages 60 and 80 on the Rider Effective Date, and must be either an Owner of the Contract or the spouse of the sole Owner, if the spouse is the sole Primary Beneficiary. If any Owner is a corporation, partnership, company, trust, or other “non-natural person,” the Annuitant must be the sole Covered Person.

Important Considerations

The timing of the Protective Income Manager rider purchase may have a significant impact on the minimum Optimal Withdrawal Amount guarantee under the rider:

•                  For example, there are certain advantages to purchasing the Protective Income Manager rider early. Foremost, the rider is designed for you to receive income over the long term through periodic withdrawals.

In addition, the amount you can withdraw each Contract Year under the rider will never drop below your initial Optimal Withdrawal Amount, which is calculated as a percentage of your Contract Value on the Rider Effective Date (so long as you do not take an Excess Withdrawal, which would result in a recalculation of your minimum Optimal Withdrawal Amount based on your current Contract Value). This means if you purchase the Protective Income Manager rider at issue, or early on under the RightTime® option, then you will “lock in” a minimum Optimal Withdrawal Amount that will not decrease even if there is a future downturn in Sub-Account performance.

•                  On the other hand, if you wait to purchase the Protective Income Manager rider, you may be able to lock in a higher minimum Optimal Withdrawal Amount if Sub-Account performance has been favorable and your Contract Value has increased. In addition, the minimum Optimal Withdrawal Amount may be higher the closer you are to the (younger) Covered Person’s 95th birthday when you elect the rider (assuming Sub-Account performance has not significantly decreased since the Contract Effective Date) as the rider is designed for you to withdraw a greater proportion of Contract Value over time.

•                  You also should consider:

•                  If you purchase the Protective Income Manager rider when you purchase the Contract, the annual Protective Income Manager fee is currently 0.10% lower than if you exercise the RightTime® option to purchase the Protective Income Manager rider after that date. The Protective Income Manager fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTime® option may change.

•                  But, if you purchase the Protective Income Manager rider too early, you may pay the Protective Income Manager fee for a longer period than is necessary. Additionally, beginning on the Rider Effective Date, your death benefit will be the Return of Purchase Payments Death Benefit (the Maximum Anniversary Value Death Benefit will not be available) and you must comply with our Allocation Guidelines and Restrictions.

Please consult your sales representative to discuss the appropriate time for you to purchase the Protective Income Manager rider.

Selecting Your Coverage Option

If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate at the time you purchase the rider whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Protective Income Manager Payment Factor and whether the Optimal Withdrawal Amount will continue to be available for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage

Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	N/A

Single Owner/Spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon the death of the Covered Person.	N/A

	Single Life Coverage	Joint Life Coverage

Joint Owner/Spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Note:

A change of Covered Persons will cause the Protective Income Manager rider to terminate and any scheduled Protective Income Manager Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the Protective Income Manager rider and could have tax consequences. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Allocation Guidelines and Restrictions

In order to maintain the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the Protective Income Manager rider. Please see “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

Determining Your Optimal Withdrawal Amount

The Optimal Withdrawal Amount is the maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider. We calculate your Optimal Withdrawal Amount each year by multiplying your Contract Value by the “Protective Income Manager Payment Factor.” This factor, described in more detail below, depends upon when you purchased your Protective Income Manager rider.

If you purchased your rider on or after May 1, 2011, but before September 1, 2011, the factor is based on:

•      the age of the (younger) Covered Person on the Rider Effective Date;

•      the number of years remaining until the Contract’s Maximum Annuity Date; and,

•      the age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount.

If you purchased your rider on or after September 1, 2011, the factor is based on:

•      the age of the (younger) Covered Person on the Rider Effective Date;

•      the number of years remaining until the (younger) Covered Person’s 95th birthday; and,

•      the age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount.

If you elect two Covered Persons under the version of the rider available on and after September 1, 2011, it is unlikely the entire Contract Value will be distributed by the Contract’s Maximum Annuity Date, because that date is the older Covered Person’s 95th birthday. If one of the two Covered Persons is significantly younger than the other, there may be substantial Contract Value remaining on the Maximum Annuity Commencement. You should discuss this with your financial advisor to ascertain if joint coverage under the Protective Income Manager rider addresses your financial needs and is suitable for you.

Note:	So long as you never take an Excess Withdrawal (described below), the amount you may withdraw from your Contract Value each year will never be less than your initial Optimal Withdrawal Amount.

1.               We determine your initial Optimal Withdrawal Amount as of the Rider Effective Date by multiplying the “Protective Income Manager Payment Factor” (described below) by your Contract Value on that date.

For example, assume there is one Covered Person under the Protective Income Manager rider, a 75-year old who has made an initial Purchase Payment of $100,000. As provided in the Single Life Coverage table in Appendix J, the Protective Income Manager Payment Factor is 0.06661 (because she is 75, there are 20 years remaining until she reaches age 95, which is the Maximum Annuity Commencement Date). We determine the initial Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor by the Contract Value. Therefore, the initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000).

If you purchase the Protective Income Manager rider at the time you purchase the Contract and we receive an additional Purchase Payment within the first 120 days, then we will recalculate your initial Optimal Withdrawal Amount on the 120th day following the Contract Effective Date to equal the Protective Income Manager Payment Factor as of the Contract Effective Date multiplied by the total aggregate Purchase Payments received, less any partial surrenders made, during the 120-day period (including your initial Purchase Payment). If the 120th day is not a Valuation Day, then we will make this calculation on the next Valuation Day. We will consider this to be your initial Optimal Withdrawal Amount for purposes of calculating future Optimal Withdrawal Amount amounts.

2.               We recalculate your Optimal Withdrawal Amount on each subsequent Contract Anniversary prior to the Annuity Commencement Date by multiplying the Protective Income Manager Payment Factor by your Contract Value on that anniversary.

Your Optimal Withdrawal Amount for any Contract Year can not be more than 110% of your Optimal Withdrawal Amount for the prior Contract Year. In addition, unless you have taken an Excess Withdrawal (which would result in a Reset of the Optimal Withdrawal Amount, as described below), we guarantee that your Optimal Withdrawal Amount will always be at least the greater of:

a.               90% of your Optimal Withdrawal Amount for the prior Contract Year; or

b.              Your initial Optimal Withdrawal Amount.

For example, assume that the Covered Person described above did not take an Excess Withdrawal during her first Contract Year, and that her Contract Value on the first Contract Anniversary is $95,684. We determine the Optimal Withdrawal Amount on each Contract Anniversary by multiplying the Protective Income Manager Payment Factor by the Contract Value on that anniversary, subject to the minimum and maximum limits described above. Therefore, we first calculate the Optimal Withdrawal Amount as the Protective Income Manager Payment Factor at attained age 76 (while also taking into account her age 75 on the Rider Effective Date, since she did not take an Excess Withdrawal) times the Contract Value, or $6,614 (0.06912 x $95,684). Because this amount is less than her initial Optimal Withdrawal Amount but not more than 110% of that amount, her Optimal Withdrawal Amount will remain at $6,661 for the second Contract Year.

Note:

The Optimal Withdrawal Amount is not cumulative. If you choose to withdraw only a part of, or none of, your Optimal Withdrawal Amount in any given Contract Year, you should understand that you cannot carry over any unused Optimal Withdrawal Amount to any future Contract Years.

Increase in Protective Income Manager Fee.  If you elect not to pay an increase in your Protective Income Manager Fee, then we will “lock in” your current Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase due to an Excess Withdrawal. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase each year as the (younger) Covered Person’s age increases. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee. See “Protective Income Manager Fee.”

The Protective Income Manager Payment Factor.  The manner in which we calculate the Protective Income Manager Payment Factor depends upon when you purchased the rider.

•                  If you purchased the rider on or after September 1, 2011, we determine the Protective Income Manager Payment Factor based upon the age of the (younger) Covered Person on the Rider Effective Date, as well as that person’s attained age on the date we calculate the Optimal Withdrawal Amount. On each Contract Anniversary when we recalculate your Optimal Withdrawal Amount, we will use a new Protective Income Manager Payment Factor based upon the current attained age of the (younger) Covered Person at that time, but the Protective Income Manager Payment Factor will still continue to be based on the age of the (younger) Covered Person on the Rider Effective Date unless there has been a Reset (discussed below). If you take no Excess Withdrawals, the Protective Income Manager Payment Factor increases each year as the (younger) Covered Person’s age increases. Because the Protective Income Manager is designed for you to withdraw a greater proportion of Contract Value over time, the Optimal Withdrawal Amount tends to increase over time (assuming Sub-Account performance has not significantly decreased since the Contract Effective Date). The Protective Income Manager Payment Factors are set forth in Appendix J for Single Life Coverage and Joint Life Coverage.

•                  If you purchased the rider before September 1, 2011, we determine the Protective Income Manager Payment Factor based upon the number of years remaining until the Maximum Annuity Commencement Date and the age of the (younger) Covered Person on the Rider Effective Date. On each Contract Anniversary when we recalculate your Optimal Withdrawal Amount, we will use a new Protective Income Manager Payment Factor based upon the current number of years remaining until the Maximum Annuity Commencement Date; however, the Protective Income Manager Payment Factor will continue to be based on the age of the (younger) Covered Person on the Rider Effective Date unless there has been a Reset (discussed below). If you take no Excess Withdrawals, the Protective Income Manager Payment Factor increases as the length of time to the Maximum Annuity Commencement Date decreases. Because the Protective Income Manager is designed for you to withdraw a greater proportion of Contract Value over time, the Optimal Withdrawal Amount tends to increase over time (assuming Sub-Account performance has not significantly decreased since the Contract Effective Date). The Protective Income Manager Payment Factors are set forth in Appendix J for Single Life Coverage and Joint Life Coverage.

Reset of the Minimum Optimal Withdrawal Amount. If you take an Excess Withdrawal, the next Contract Anniversary will be a Reset Date. On that date we will Reset the “floor” for all future Optimal Withdrawal Amounts following the Reset Date. This floor is the lowest amount we guarantee your Optimal Withdrawal Amount will be each year, as follows:

Your Optimal Withdrawal Amount on each Contract Anniversary following the Reset Date will be the lesser of:

a.               Your initial Optimal Withdrawal Amount; or

b.              Your Optimal Withdrawal Amount as of the Reset Date.

Note:	This means we will no longer guarantee that your Optimal Withdrawal Amount will never be lower than your initial Optimal Withdrawal Amount.

In addition, on a Reset Date, we will use a new Protective Income Manager Payment Factor to calculate your Optimal Withdrawal Amount on that date. For riders issued on or after September 1, 2011 this will be based solely on the attained age of the (younger) Covered Person on the Reset Date (provided you have not declined an increase in the Protective Income Manager fee, as discussed above). For riders issued before September 1, 2011, this will be based on the current number of years remaining until the Maximum Annuity Commencement Date, and the age of the younger covered person on the Reset Date (provided you have not declined an increase in the Protective Income Manager fee, as discussed above). For either version, this will result in a lower Protective

Income Manager Payment Factor. For future Optimal Withdrawal Amount calculations, we will continue to base the Protective Income Manager Payment Factor on the age of the (younger) Covered Person on the Reset Date (until the next Reset Date, if any), and, for riders issued on or after September 1, 2011, as well as on that person’s attained age on the date we calculate the Optimal Withdrawal Amount.

For example, assume there is one Covered Person under the Protective Income Manager rider who was 60 on the Rider Effective Date, with an initial Optimal Withdrawal Amount of $6,852 ($6,852 = 0.05152 x $133,000). Further assume that he takes an Excess Withdrawal five years later. On the next Contract Anniversary, he is 65, and his Contract Value is $100,000. On that anniversary, we will calculate his Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor at age 65 by the Contract Value, or $5,406 (0.05406 x $100,000). We will reset his minimum Optimal Withdrawal Amount for all future years to equal the lesser of his initial Optimal Withdrawal Amount ($6,852) or the Optimal Withdrawal Amount on the Reset Date ($5,406). Therefore, his new minimum Optimal Withdrawal Amount is $5,406.

Note:

If you take an Excess Withdrawal, your Optimal Withdrawal Amount as of the Reset Date may be substantially lower than your initial Optimal Withdrawal Amount, which would mean a significant reduction in the Optimal Withdrawal Amount available to you on and after a Reset Date. You should carefully consider whether or not it is in your best interest to take an Excess Withdrawal.

Beginning Your Protective Income Manager Withdrawals

All Contract withdrawals taken on and after the Rider Effective Date are considered either Protective Income Manager Withdrawals or Excess Withdrawals.

•                  Protective Income Manager Withdrawals are aggregate withdrawals you make from your Contract Value each Contract Year that do not exceed your Optimal Withdrawal Amount.

•                  An Excess Withdrawal is any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Optimal Withdrawal Amount.

At any time prior to the Annuity Commencement Date, you may request Protective Income Manager Withdrawals individually or instruct us to send you specific Protective Income Manager Withdrawal amounts periodically by submitting to us a request that includes all of the information necessary for us to complete your request.

Note:

The Protective Income Manager rider is designed for you to take Protective Income Manager Withdrawals each Contract Year. If all your withdrawals on and after the Rider Effective Date are Protective Income Manager Withdrawals, your Optimal Withdrawal Amount will never decrease below your initial Optimal Withdrawal Amount and you may continue to withdraw that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

The Protective Income Manager rider is designed for you to receive income. If you delay taking Protective Income Manager Withdrawals, you may shorten the period during which you may take such withdrawals due to life expectancy, so you may be paying for a benefit you are not using. Please consult your sales representative regarding the appropriate time for you to begin taking Protective Income Manager Withdrawals.

Important Considerations

•                  All withdrawals, including Protective Income Manager Withdrawals, reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See “Charges and Deductions, Surrender Charge” and “TAXATION OF ANNUITIES IN GENERAL, Taxation of Partial and Full Surrenders.”

•                  All withdrawals, including Protective Income Manager Withdrawals, count towards the penalty-free withdrawal amount under the Contract. However, we do not assess a surrender charge on Protective Income Manager Withdrawals, even when surrender charges would otherwise apply. See “Charges and Deductions,

In the future, we may institute certain procedures, including requiring that the RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the Optimal Withdrawal Amount for the corresponding Contract Year.

In general, under the Protective Income Manager rider, you may withdraw the greater of (i) your Optimal Withdrawal Amount for a Contract Year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your Contract Year.

Note: If you begin taking Protective Income Manager Withdrawals before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum Protective Income Manager Withdrawal for the Contract Year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the Protective Income Manager rider will be the greater of your first RMD or Optimal Withdrawal Amount plus the greater of your second RMD or Optimal Withdrawal Amount minus your actual withdrawals in the previous Contract Year. Thereafter, the maximum allowed is the greater of the Optimal Withdrawal Amount or the RMD determined as of the preceding December 31st.

Reduction of Contract Value to Zero

If your Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal, we will terminate your rider and settle the benefit under your Protective Income Manager rider as follows:

•                  We will pay your remaining Optimal Withdrawal Amount in accordance with your instructions until the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero;

•                  We will establish an Annuity Commencement Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero;

•                  We will continue to recalculate your Optimal Withdrawal Amount on each Contract Anniversary until the earlier of the death of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) or the Maximum Annuity Commencement Date. As described above under “Determining your Optimal Withdrawal Amount,” your Optimal Withdrawal Amount on each Contract Anniversary is equal to your Contract Value multiplied by the Protective Income Manager Payment Factor, and will always be at least the greater of: (a) 90% of your Optimal Withdrawal Amount for the prior Contract Year; or (b) your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable). Because your Contract Value will be zero, this means your Optimal Withdrawal Amount will decrease by 10% each Contract Year, but will never drop below your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable).

•                  If a Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) is alive on the Maximum Annuity Commencement Date, then you will begin receiving Protected Lifetime Payments as described below under “Protected Lifetime Payments Available on Maximum Annuity Commencement Date (Oldest Owner’s or Annuitant’s 95th Birthday).”

•                  If Single Life Coverage was selected and the Covered Person dies, no further payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) are payable. If Joint Life Coverage was selected and one Covered Person dies, the remaining payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) will be made at least as rapidly as they were made prior to the death of the first Covered Person.

If you request a full surrender and your Contract Value at the time of the request is less than your remaining Optimal Withdrawal Amount for that Contract Year, first, we will pay you a lump sum equal to such remaining Optimal Withdrawal Amount. As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive after the Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal as annuity payments for tax purposes. See “TAXATION OF ANNUITIES IN GENERAL.”

Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date.

Protective Income Manager Fee

We deduct a monthly fee for the Protective Income Manager rider that compensates us for the costs and risks we assume in providing this benefit. The percentage is currently 1.00% (on an annual basis) if you purchase the rider at the time you purchase the Contract and 1.10% (on an annual basis) if you purchase the rider under our RightTime® option. We calculate this fee as a percentage of the greatest of:

a)     the Contract Value on the fee calculation date;

b)    the Contract Value on the later of the Rider Effective Date or the most recent Reset Date; or

c)              if the rider is purchased on the Contract Effective Date, the sum of all Purchase Payments made within the first 120 days following the Contract Effective Date (this does not apply to fee calculations occurring during the 120-day period).

Beginning with the month following the Rider Effective Date and continuing monthly through the Annuity Commencement Date, we calculate the monthly Protective Income Manager fee as of each Valuation Period containing a Monthly Anniversary Day. We deduct the fee on the Valuation Day that occurs after the Valuation Period during which it was calculated. We deduct the Protective Income Manager fee from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA. Accordingly, you must have transferred some assets from your DCA account to one or more Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged. We treat the deduction of the monthly fee as a partial surrender, but we will not reduce any penalty-free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay an increase in your Protective Income Manager Fee, then we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee.

Terminating the Protective Income Manager Rider

We will terminate the Protective Income Manager rider upon the earliest of:

•                  the Valuation Date you terminate the Protective Income Manager rider (permitted after the Protective Income Manager rider has been in effect for at least ten years);

•                  the Valuation Date the Contract is surrendered or terminated;

•                  the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•                  the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under “Reduction of Contract Value to Zero”);

•                  the Valuation Date we receive instructions from you that results in a change in Covered Person(s);

c)              if the rider is purchased on the Contract Effective Date, the sum of all Purchase Payments made within the first 120 days following the Contract Effective Date (this does not apply to fee calculations occurring during the 120-day period).

Beginning with the month following the Rider Effective Date and continuing monthly through the Annuity Commencement Date, we calculate the monthly Protective Income Manager fee as of each Valuation Period containing a Monthly Anniversary Day. We deduct the fee on the Valuation Day that occurs after the Valuation Period during which it was calculated. We deduct the Protective Income Manager fee from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA. Accordingly, you must have transferred some assets from your DCA account to one or more Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged. We treat the deduction of the monthly fee as a partial surrender, but we will not reduce any penalty-free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the Protective Income Manager rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay the increased Protective Income Manager fee, then we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee. See “Protective Income Manager with RightTime® Option.”

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

Prior to the Annuity Commencement Date, we deduct a contract maintenance fee of $35 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Allocation Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders and associated surrender charges equals or exceeds $100,000 ($50,000 for Contracts issued before September 1, 2011) on the date we are to deduct the contract maintenance fee.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund’s assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Appendix J

Protective Income Manager Rider Payment Factors (for riders purchased on or after September 1, 2011)

The following table provides the Protective Income Manager rider payment factors for Single Life and Joint Life Coverage. We calculate your Optimal Withdrawal Amount under the rider by multiplying your Contract Value by the applicable factor. This factor is based upon the attained age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount, as well as that person’s age on the Rider Effective Date. On each Contract Anniversary, we will use a new factor to recalculate your Optimal Withdrawal Amount based upon the new attained age of the (younger) Covered Person at that time, but the factor will still continue to be based on the age of the (younger) Covered Person on the Rider Effective Date unless an Excess Withdrawal has been taken.

For example, if you are age 75 on the date you purchase the rider (with single life coverage), your Protective Income Manager Payment factor is 0.06661. If your initial Purchase Payment is $100,000, then your initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000). If you never take an Excess Withdrawal, then you will always be able to withdraw at least $6,661 each Contract Year without reducing or eliminating the benefits under the rider. In addition, each year your factor will increase as you get closer to your 95th birthday (but will remain in the age 75 column so long as you do not take an Excess Withdrawal).

Single Life Coverage

Attained
Age of Covered
Person On Date	Age of Covered Person on Rider Effective Date or Last Reset Date
of Calculation	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50980	0.50968	0.50956	0.50944	0.50932	0.50920	0.50908	0.50896	0.50884	0.50872	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800
92	0.34649	0.34633	0.34616	0.34600	0.34584	0.34568	0.34551	0.34535	0.34519	0.34503	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405
91	0.26489	0.26471	0.26452	0.26434	0.26415	0.26397	0.26378	0.26360	0.26341	0.26323	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212
90	0.21599	0.21579	0.21559	0.21539	0.21519	0.21499	0.21479	0.21459	0.21439	0.21419	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299
89	0.18342	0.18321	0.18300	0.18279	0.18258	0.18237	0.18216	0.18195	0.18174	0.18153	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027
88	0.16020	0.15998	0.15976	0.15954	0.15933	0.15911	0.15889	0.15867	0.15845	0.15823	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692
87	0.14282	0.14259	0.14236	0.14214	0.14191	0.14169	0.14146	0.14123	0.14101	0.14078	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943
86	0.12932	0.12909	0.12886	0.12862	0.12839	0.12816	0.12793	0.12770	0.12746	0.12723	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585
85	0.11855	0.11831	0.11807	0.11784	0.11760	0.11736	0.11712	0.11689	0.11665	0.11641	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499
84	0.10976	0.10952	0.10927	0.10903	0.10879	0.10854	0.10830	0.10806	0.10782	0.10758	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613
83	0.10245	0.10221	0.10196	0.10171	0.10146	0.10122	0.10097	0.10072	0.10048	0.10023	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876
82	0.09629	0.09604	0.09579	0.09554	0.09528	0.09503	0.09478	0.09453	0.09428	0.09403	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253
81	0.09103	0.09077	0.09051	0.09026	0.09000	0.08975	0.08949	0.08924	0.08898	0.08873	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721
80	0.08648	0.08622	0.08596	0.08570	0.08544	0.08518	0.08492	0.08466	0.08441	0.08415	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260
79	0.08252	0.08225	0.08199	0.08173	0.08146	0.08120	0.08094	0.08067	0.08041	0.08015	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859
78	0.07904	0.07877	0.07850	0.07823	0.07797	0.07770	0.07743	0.07717	0.07690	0.07664	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505
77	0.07596	0.07568	0.07541	0.07514	0.07487	0.07460	0.07433	0.07406	0.07379	0.07352	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192
76	0.07321	0.07293	0.07266	0.07238	0.07211	0.07184	0.07156	0.07129	0.07102	0.07075	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912
75	0.07075	0.07047	0.07019	0.06992	0.06964	0.06936	0.06908	0.06881	0.06853	0.06826	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661
74	0.06854	0.06826	0.06797	0.06769	0.06741	0.06713	0.06685	0.06657	0.06629	0.06601	0.06574	0.06546	0.06518	0.06490	0.06463
73	0.06654	0.06625	0.06597	0.06568	0.06540	0.06511	0.06483	0.06455	0.06427	0.06398	0.06370	0.06342	0.06314	0.06286
72	0.06472	0.06443	0.06414	0.06385	0.06357	0.06328	0.06299	0.06271	0.06242	0.06214	0.06185	0.06157	0.06129
71	0.06306	0.06277	0.06248	0.06219	0.06190	0.06161	0.06132	0.06103	0.06074	0.06045	0.06017	0.05988
60	0.06155	0.06125	0.06096	0.06067	0.06037	0.06008	0.05979	0.05949	0.05920	0.05891	0.05862
69	0.06016	0.05986	0.05956	0.05927	0.05897	0.05867	0.05838	0.05808	0.05779	0.05750
68	0.05888	0.05858	0.05828	0.05798	0.05768	0.05738	0.05708	0.05679	0.05649
67	0.05770	0.05740	0.05710	0.05679	0.05649	0.05619	0.05589	0.05559
66	0.05662	0.05631	0.05600	0.05569	0.05539	0.05508	0.05478
65	0.05561	0.05530	0.05499	0.05468	0.05437	0.05406
64	0.05467	0.05436	0.05404	0.05373	0.05342
63	0.05380	0.05348	0.05316	0.05285
62	0.05298	0.05267	0.05235
61	0.05223	0.05190
60	0.05152

Attained
Age of Covered
Person On Date	Age of Covered Person on Rider Effective Date or Last Reset Date
of Calculation	76	77	78	79	80	81	82	83	84	85	86	87	88	89	90	91	92	93	94
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50787	0.50775	0.50763	0.50751	0.50739	0.50727	0.50715	0.50702	0.50690	0.50678	0.50666	0.50654	0.50642	0.50629	0.50617	0.50605	0.50593	0.50581
92	0.34389	0.34372	0.34356	0.34340	0.34323	0.34307	0.34291	0.34274	0.34258	0.34242	0.34225	0.34209	0.34192	0.34176	0.34160	0.34143	0.34127
91	0.26193	0.26175	0.26156	0.26138	0.26119	0.26101	0.26082	0.26063	0.26045	0.26026	0.26008	0.25989	0.25971	0.25952	0.25933	0.25915
90	0.21279	0.21259	0.21239	0.21219	0.21199	0.21179	0.21160	0.21140	0.21120	0.21100	0.21080	0.21060	0.21040	0.21020	0.21000
89	0.18006	0.17985	0.17964	0.17943	0.17922	0.17901	0.17880	0.17859	0.17838	0.17817	0.17796	0.17775	0.17754	0.17733
88	0.15670	0.15649	0.15627	0.15605	0.15583	0.15561	0.15540	0.15518	0.15496	0.15474	0.15452	0.15431	0.15409
87	0.13921	0.13898	0.13876	0.13853	0.13831	0.13808	0.13786	0.13763	0.13741	0.13719	0.13696	0.13674
86	0.12561	0.12538	0.12515	0.12492	0.12469	0.12446	0.12423	0.12400	0.12377	0.12354	0.12331
85	0.11476	0.11452	0.11429	0.11405	0.11382	0.11358	0.11335	0.11311	0.11288	0.11264
84	0.10589	0.10565	0.10541	0.10517	0.10493	0.10469	0.10445	0.10421	0.10397
83	0.09851	0.09827	0.09802	0.09778	0.09754	0.09729	0.09705	0.09681
82	0.09228	0.09203	0.09179	0.09154	0.09129	0.09104	0.09080
81	0.08696	0.08670	0.08645	0.08620	0.08595	0.08570
80	0.08235	0.08209	0.08184	0.08158	0.08133
79	0.07833	0.07807	0.07781	0.07755
78	0.07479	0.07453	0.07426
77	0.07165	0.07139
76	0.06885
75
74
73
72
71
60
69
68
67
66
65
64
63
62
61
60

Joint Life Coverage

Attained
Age of Younger	Age of Younger Covered Person on Rider Effective Date or Last Reset Date
Covered Person	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800	0.50787	0.50775	0.50763	0.50751	0.50739	0.50727	0.50715	0.50702	0.50690	0.50678
92	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405	0.34389	0.34372	0.34356	0.34340	0.34323	0.34307	0.34291	0.34274	0.34258	0.34242
91	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212	0.26193	0.26175	0.26156	0.26138	0.26119	0.26101	0.26082	0.26063	0.26045	0.26026
90	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299	0.21279	0.21259	0.21239	0.21219	0.21199	0.21179	0.21160	0.21140	0.21120	0.21100
89	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027	0.18006	0.17985	0.17964	0.17943	0.17922	0.17901	0.17880	0.17859	0.17838	0.17817
88	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692	0.15670	0.15649	0.15627	0.15605	0.15583	0.15561	0.15540	0.15518	0.15496	0.15474
87	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943	0.13921	0.13898	0.13876	0.13853	0.13831	0.13808	0.13786	0.13763	0.13741	0.13719
86	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585	0.12561	0.12538	0.12515	0.12492	0.12469	0.12446	0.12423	0.12400	0.12377	0.12354
85	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499	0.11476	0.11452	0.11429	0.11405	0.11382	0.11358	0.11335	0.11311	0.11288	0.11264
84	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613	0.10589	0.10565	0.10541	0.10517	0.10493	0.10469	0.10445	0.10421	0.10397	0.10373
83	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876	0.09851	0.09827	0.09802	0.09778	0.09754	0.09729	0.09705	0.09681	0.09656	0.09632
82	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253	0.09228	0.09203	0.09179	0.09154	0.09129	0.09104	0.09080	0.09055	0.09030	0.09006
81	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721	0.08696	0.08670	0.08645	0.08620	0.08595	0.08570	0.08545	0.08520	0.08495	0.08470
80	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260	0.08235	0.08209	0.08184	0.08158	0.08133	0.08107	0.08082	0.08056	0.08031	0.08006
79	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859	0.07833	0.07807	0.07781	0.07755	0.07729	0.07703	0.07678	0.07652	0.07626	0.07601
78	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505	0.07479	0.07453	0.07426	0.07400	0.07374	0.07348	0.07322	0.07296	0.07270	0.07244
77	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192	0.07165	0.07139	0.07112	0.07086	0.07059	0.07033	0.07006	0.06980	0.06954	0.06928
76	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912	0.06885	0.06858	0.06832	0.06805	0.06778	0.06751	0.06725	0.06698	0.06672	0.06645
75	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661	0.06634	0.06607	0.06580	0.06553	0.06526	0.06499	0.06472	0.06445	0.06418	0.06391
74	0.06574	0.06546	0.06518	0.06490	0.06463	0.06435	0.06408	0.06380	0.06353	0.06326	0.06298	0.06271	0.06244	0.06217	0.06190
73	0.06370	0.06342	0.06314	0.06286	0.06258	0.06230	0.06203	0.06175	0.06147	0.06120	0.06092	0.06064	0.06037	0.06010
72	0.06185	0.06157	0.06129	0.06100	0.06072	0.06044	0.06016	0.05988	0.05960	0.05932	0.05904	0.05876	0.05849
71	0.06017	0.05988	0.05959	0.05931	0.05902	0.05874	0.05846	0.05817	0.05789	0.05761	0.05733	0.05705
60	0.05862	0.05833	0.05804	0.05776	0.05747	0.05718	0.05689	0.05661	0.05632	0.05604	0.05576
69	0.05720	0.05691	0.05662	0.05633	0.05604	0.05575	0.05546	0.05517	0.05488	0.05460
68	0.05590	0.05560	0.05531	0.05501	0.05472	0.05443	0.05414	0.05384	0.05355
67	0.05469	0.05439	0.05409	0.05380	0.05350	0.05321	0.05291	0.05262
66	0.05357	0.05327	0.05297	0.05267	0.05237	0.05207	0.05178
65	0.05253	0.05223	0.05193	0.05162	0.05132	0.05102
64	0.05157	0.05126	0.05096	0.05065	0.05035
63	0.05067	0.05036	0.05005	0.04974
62	0.04983	0.04952	0.04921
61	0.04904	0.04873
60	0.04831

Attained
Age of Younger	Age of Younger Covered Person on Rider Effective Date or Last Reset Date
Covered Person	76	77	78	79	80	81	82	83	84	85	86	87	88	89	90	91	92	93	94
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50666	0.50654	0.50642	0.50629	0.50617	0.50605	0.50593	0.50581	0.50568	0.50556	0.50544	0.50532	0.50520	0.50507	0.50495	0.50483	0.50471	0.50458
92	0.34225	0.34209	0.34192	0.34176	0.34160	0.34143	0.34127	0.34111	0.34094	0.34078	0.34061	0.34045	0.34028	0.34012	0.33996	0.33979	0.33963
91	0.26008	0.25989	0.25971	0.25952	0.25933	0.25915	0.25896	0.25878	0.25859	0.25840	0.25822	0.25803	0.25785	0.25766	0.25747	0.25729
90	0.21080	0.21060	0.21040	0.21020	0.21000	0.20980	0.20960	0.20940	0.20920	0.20900	0.20880	0.20860	0.20840	0.20820	0.20800
89	0.17796	0.17775	0.17754	0.17733	0.17712	0.17691	0.17670	0.17649	0.17628	0.17607	0.17586	0.17565	0.17544	0.17523
88	0.15452	0.15431	0.15409	0.15387	0.15365	0.15344	0.15322	0.15300	0.15278	0.15257	0.15235	0.15213	0.15192
87	0.13696	0.13674	0.13651	0.13629	0.13607	0.13584	0.13562	0.13539	0.13517	0.13495	0.13473	0.13450
86	0.12331	0.12308	0.12286	0.12263	0.12240	0.12217	0.12194	0.12171	0.12148	0.12125	0.12103
85	0.11241	0.11217	0.11194	0.11171	0.11147	0.11124	0.11101	0.11077	0.11054	0.11031
84	0.10349	0.10326	0.10302	0.10278	0.10254	0.10230	0.10207	0.10183	0.10159
83	0.09608	0.09584	0.09559	0.09535	0.09511	0.09487	0.09463	0.09439
82	0.08981	0.08956	0.08932	0.08907	0.08883	0.08858	0.08834
81	0.08445	0.08420	0.08395	0.08370	0.08345	0.08320
80	0.07980	0.07955	0.07930	0.07905	0.07880
79	0.07575	0.07550	0.07524	0.07499
78	0.07218	0.07192	0.07166
77	0.06901	0.06875
76	0.06619
75
74
73
72
71
60
69
68
67
66
65
64
63
62
61
60

Appendix J

Protective Income Manager Rider Payment Factors (for riders purchased before September 1, 2011)

The following table provides the Protective Income Manager rider payment factors for Single Life and Joint Life Coverage. We calculate your Optimal Withdrawal Amount under the rider by multiplying your Contract Value by the applicable factor. This factor is based upon the number of years remaining until the Maximum Annuity Commencement Date and the age of the (younger) Covered Person on the Rider Effective Date. On each Contract Anniversary, we will use a new factor to recalculate your Optimal Withdrawal Amount based upon the current number of years remaining until the Maximum Annuity Commencement Date; however, the factor will continue to be based on the age of the (younger) Covered Person on the Rider Effective Date unless an Excess Withdrawal has been taken.

For example, if you are age 75 on the date you purchase the rider (with single life coverage), with 19 years remaining until the Maximum Annuity Commencement Date, your Protective Income Manager Payment factor is 0.06912. If your initial Purchase Payment is $100,000, then your initial Optimal Withdrawal Amount is $6,912 (0.06912 x $100,000). If you never take an Excess Withdrawal, then you will always be able to withdraw at least $6,912 each Contract Year without reducing or eliminating the benefits under the rider. In addition, each year your factor will increase as you get closer to the Maximum Annuity Commencement Date (but will remain in the age 75 column so long as you do not take an Excess Withdrawal).

Single Life Coverage

Years
Remaining
Until Maximum
Annuity
Commencement	Age of Covered Person
Date	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75
1	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
2	0.50980	0.50968	0.50956	0.50944	0.50932	0.50920	0.50908	0.50896	0.50884	0.50872	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800
3	0.34649	0.34633	0.34616	0.34600	0.34584	0.34568	0.34551	0.34535	0.34519	0.34503	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405
4	0.26489	0.26471	0.26452	0.26434	0.26415	0.26397	0.26378	0.26360	0.26341	0.26323	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212
5	0.21599	0.21579	0.21559	0.21539	0.21519	0.21499	0.21479	0.21459	0.21439	0.21419	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299
6	0.18342	0.18321	0.18300	0.18279	0.18258	0.18237	0.18216	0.18195	0.18174	0.18153	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027
7	0.16020	0.15998	0.15976	0.15954	0.15933	0.15911	0.15889	0.15867	0.15845	0.15823	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692
8	0.14282	0.14259	0.14236	0.14214	0.14191	0.14169	0.14146	0.14123	0.14101	0.14078	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943
9	0.12932	0.12909	0.12886	0.12862	0.12839	0.12816	0.12793	0.12770	0.12746	0.12723	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585
10	0.11855	0.11831	0.11807	0.11784	0.11760	0.11736	0.11712	0.11689	0.11665	0.11641	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499
11	0.10976	0.10952	0.10927	0.10903	0.10879	0.10854	0.10830	0.10806	0.10782	0.10758	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613
12	0.10245	0.10221	0.10196	0.10171	0.10146	0.10122	0.10097	0.10072	0.10048	0.10023	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876
13	0.09629	0.09604	0.09579	0.09554	0.09528	0.09503	0.09478	0.09453	0.09428	0.09403	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253
14	0.09103	0.09077	0.09051	0.09026	0.09000	0.08975	0.08949	0.08924	0.08898	0.08873	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721
15	0.08648	0.08622	0.08596	0.08570	0.08544	0.08518	0.08492	0.08466	0.08441	0.08415	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260
16	0.08252	0.08225	0.08199	0.08173	0.08146	0.08120	0.08094	0.08067	0.08041	0.08015	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859
17	0.07904	0.07877	0.07850	0.07823	0.07797	0.07770	0.07743	0.07717	0.07690	0.07664	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505
18	0.07596	0.07568	0.07541	0.07514	0.07487	0.07460	0.07433	0.07406	0.07379	0.07352	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192
19	0.07321	0.07293	0.07266	0.07238	0.07211	0.07184	0.07156	0.07129	0.07102	0.07075	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912
20	0.07075	0.07047	0.07019	0.06992	0.06964	0.06936	0.06908	0.06881	0.06853	0.06826	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661
21	0.06854	0.06826	0.06797	0.06769	0.06741	0.06713	0.06685	0.06657	0.06629	0.06601	0.06574	0.06546	0.06518	0.06490	0.06463
22	0.06654	0.06625	0.06597	0.06568	0.06540	0.06511	0.06483	0.06455	0.06427	0.06398	0.06370	0.06342	0.06314	0.06286
23	0.06472	0.06443	0.06414	0.06385	0.06357	0.06328	0.06299	0.06271	0.06242	0.06214	0.06185	0.06157	0.06129
24	0.06306	0.06277	0.06248	0.06219	0.06190	0.06161	0.06132	0.06103	0.06074	0.06045	0.06017	0.05988
25	0.06155	0.06125	0.06096	0.06067	0.06037	0.06008	0.05979	0.05949	0.05920	0.05891	0.05862
26	0.06016	0.05986	0.05956	0.05927	0.05897	0.05867	0.05838	0.05808	0.05779	0.05750
27	0.05888	0.05858	0.05828	0.05798	0.05768	0.05738	0.05708	0.05679	0.05649
28	0.05770	0.05740	0.05710	0.05679	0.05649	0.05619	0.05589	0.05559
29	0.05662	0.05631	0.05600	0.05569	0.05539	0.05508	0.05478
30	0.05561	0.05530	0.05499	0.05468	0.05437	0.05406
31	0.05467	0.05436	0.05404	0.05373	0.05342
32	0.05380	0.05348	0.05316	0.05285
33	0.05298	0.05267	0.05235
34	0.05223	0.05190
35	0.05152

Years
Remaining
Until Maximum
Annuity
Commencement	Age of Covered Person
Date	76	77	78	79	80	81	82	83	84	85	86	87	88	89	90	91	92	93	94
1	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
2	0.50787	0.50775	0.50763	0.50751	0.50739	0.50727	0.50715	0.50702	0.50690	0.50678	0.50666	0.50654	0.50642	0.50629	0.50617	0.50605	0.50593	0.50581
3	0.34389	0.34372	0.34356	0.34340	0.34323	0.34307	0.34291	0.34274	0.34258	0.34242	0.34225	0.34209	0.34192	0.34176	0.34160	0.34143	0.34127
4	0.26193	0.26175	0.26156	0.26138	0.26119	0.26101	0.26082	0.26063	0.26045	0.26026	0.26008	0.25989	0.25971	0.25952	0.25933	0.25915
5	0.21279	0.21259	0.21239	0.21219	0.21199	0.21179	0.21160	0.21140	0.21120	0.21100	0.21080	0.21060	0.21040	0.21020	0.21000
6	0.18006	0.17985	0.17964	0.17943	0.17922	0.17901	0.17880	0.17859	0.17838	0.17817	0.17796	0.17775	0.17754	0.17733
7	0.15670	0.15649	0.15627	0.15605	0.15583	0.15561	0.15540	0.15518	0.15496	0.15474	0.15452	0.15431	0.15409
8	0.13921	0.13898	0.13876	0.13853	0.13831	0.13808	0.13786	0.13763	0.13741	0.13719	0.13696	0.13674
9	0.12561	0.12538	0.12515	0.12492	0.12469	0.12446	0.12423	0.12400	0.12377	0.12354	0.12331
10	0.11476	0.11452	0.11429	0.11405	0.11382	0.11358	0.11335	0.11311	0.11288	0.11264
11	0.10589	0.10565	0.10541	0.10517	0.10493	0.10469	0.10445	0.10421	0.10397
12	0.09851	0.09827	0.09802	0.09778	0.09754	0.09729	0.09705	0.09681
13	0.09228	0.09203	0.09179	0.09154	0.09129	0.09104	0.09080
14	0.08696	0.08670	0.08645	0.08620	0.08595	0.08570
15	0.08235	0.08209	0.08184	0.08158	0.08133
16	0.07833	0.07807	0.07781	0.07755
17	0.07479	0.07453	0.07426
18	0.07165	0.07139
19	0.06885
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35

Joint Life Coverage

Years
Remaining
Until Maximum
Annuity
Commencement	Age of Younger Covered Person
Date	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75
1	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
2	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800	0.50787	0.50775	0.50763	0.50751	0.50739	0.50727	0.50715	0.50702	0.50690	0.50678
3	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405	0.34389	0.34372	0.34356	0.34340	0.34323	0.34307	0.34291	0.34274	0.34258	0.34242
4	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212	0.26193	0.26175	0.26156	0.26138	0.26119	0.26101	0.26082	0.26063	0.26045	0.26026
5	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299	0.21279	0.21259	0.21239	0.21219	0.21199	0.21179	0.21160	0.21140	0.21120	0.21100
6	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027	0.18006	0.17985	0.17964	0.17943	0.17922	0.17901	0.17880	0.17859	0.17838	0.17817
7	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692	0.15670	0.15649	0.15627	0.15605	0.15583	0.15561	0.15540	0.15518	0.15496	0.15474
8	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943	0.13921	0.13898	0.13876	0.13853	0.13831	0.13808	0.13786	0.13763	0.13741	0.13719
9	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585	0.12561	0.12538	0.12515	0.12492	0.12469	0.12446	0.12423	0.12400	0.12377	0.12354
10	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499	0.11476	0.11452	0.11429	0.11405	0.11382	0.11358	0.11335	0.11311	0.11288	0.11264
11	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613	0.10589	0.10565	0.10541	0.10517	0.10493	0.10469	0.10445	0.10421	0.10397	0.10373
12	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876	0.09851	0.09827	0.09802	0.09778	0.09754	0.09729	0.09705	0.09681	0.09656	0.09632
13	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253	0.09228	0.09203	0.09179	0.09154	0.09129	0.09104	0.09080	0.09055	0.09030	0.09006
14	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721	0.08696	0.08670	0.08645	0.08620	0.08595	0.08570	0.08545	0.08520	0.08495	0.08470
15	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260	0.08235	0.08209	0.08184	0.08158	0.08133	0.08107	0.08082	0.08056	0.08031	0.08006
16	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859	0.07833	0.07807	0.07781	0.07755	0.07729	0.07703	0.07678	0.07652	0.07626	0.07601
17	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505	0.07479	0.07453	0.07426	0.07400	0.07374	0.07348	0.07322	0.07296	0.07270	0.07244
18	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192	0.07165	0.07139	0.07112	0.07086	0.07059	0.07033	0.07006	0.06980	0.06954	0.06928
19	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912	0.06885	0.06858	0.06832	0.06805	0.06778	0.06751	0.06725	0.06698	0.06672	0.06645
20	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661	0.06634	0.06607	0.06580	0.06553	0.06526	0.06499	0.06472	0.06445	0.06418	0.06391
21	0.06574	0.06546	0.06518	0.06490	0.06463	0.06435	0.06408	0.06380	0.06353	0.06326	0.06298	0.06271	0.06244	0.06217	0.06190
22	0.06370	0.06342	0.06314	0.06286	0.06258	0.06230	0.06203	0.06175	0.06147	0.06120	0.06092	0.06064	0.06037	0.06010
23	0.06185	0.06157	0.06129	0.06100	0.06072	0.06044	0.06016	0.05988	0.05960	0.05932	0.05904	0.05876	0.05849
24	0.06017	0.05988	0.05959	0.05931	0.05902	0.05874	0.05846	0.05817	0.05789	0.05761	0.05733	0.05705
25	0.05862	0.05833	0.05804	0.05776	0.05747	0.05718	0.05689	0.05661	0.05632	0.05604	0.05576
26	0.05720	0.05691	0.05662	0.05633	0.05604	0.05575	0.05546	0.05517	0.05488	0.05460
27	0.05590	0.05560	0.05531	0.05501	0.05472	0.05443	0.05414	0.05384	0.05355
28	0.05469	0.05439	0.05409	0.05380	0.05350	0.05321	0.05291	0.05262
29	0.05357	0.05327	0.05297	0.05267	0.05237	0.05207	0.05178
30	0.05253	0.05223	0.05193	0.05162	0.05132	0.05102
31	0.05157	0.05126	0.05096	0.05065	0.05035
32	0.05067	0.05036	0.05005	0.04974
33	0.04983	0.04952	0.04921
34	0.04904	0.04873
35	0.04831

Years
Remaining
Until Maximum
Annuity
Commencement	Age of Younger Covered Person
Date	76	77	78	79	80	81	82	83	84	85	86	87	88	89	90	91	92	93	94
1	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
2	0.50666	0.50654	0.50642	0.50629	0.50617	0.50605	0.50593	0.50581	0.50568	0.50556	0.50544	0.50532	0.50520	0.50507	0.50495	0.50483	0.50471	0.50458
3	0.34225	0.34209	0.34192	0.34176	0.34160	0.34143	0.34127	0.34111	0.34094	0.34078	0.34061	0.34045	0.34028	0.34012	0.33996	0.33979	0.33963
4	0.26008	0.25989	0.25971	0.25952	0.25933	0.25915	0.25896	0.25878	0.25859	0.25840	0.25822	0.25803	0.25785	0.25766	0.25747	0.25729
5	0.21080	0.21060	0.21040	0.21020	0.21000	0.20980	0.20960	0.20940	0.20920	0.20900	0.20880	0.20860	0.20840	0.20820	0.20800
6	0.17796	0.17775	0.17754	0.17733	0.17712	0.17691	0.17670	0.17649	0.17628	0.17607	0.17586	0.17565	0.17544	0.17523
7	0.15452	0.15431	0.15409	0.15387	0.15365	0.15344	0.15322	0.15300	0.15278	0.15257	0.15235	0.15213	0.15192
8	0.13696	0.13674	0.13651	0.13629	0.13607	0.13584	0.13562	0.13539	0.13517	0.13495	0.13473	0.13450
9	0.12331	0.12308	0.12286	0.12263	0.12240	0.12217	0.12194	0.12171	0.12148	0.12125	0.12103
10	0.11241	0.11217	0.11194	0.11171	0.11147	0.11124	0.11101	0.11077	0.11054	0.11031
11	0.10349	0.10326	0.10302	0.10278	0.10254	0.10230	0.10207	0.10183	0.10159
12	0.09608	0.09584	0.09559	0.09535	0.09511	0.09487	0.09463	0.09439
13	0.08981	0.08956	0.08932	0.08907	0.08883	0.08858	0.08834
14	0.08445	0.08420	0.08395	0.08370	0.08345	0.08320
15	0.07980	0.07955	0.07930	0.07905	0.07880
16	0.07575	0.07550	0.07524	0.07499
17	0.07218	0.07192	0.07166
18	0.06901	0.06875
19	0.06619
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35